microphase corporation

100 Trap Falls Road Extension
Shelton, CT 06484

June 24, 2015

Amanda Ravitz

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microphase Corporation. Registration Statement on Form 10-12G Amendment No.2 Filed June 2, 2015
File No. 000-55382

Dear Ms. Ravitz,

By letter dated June 17, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Microphase Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form 10-12G and Amendment No. 2 filed with the Commission on June 2, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

1.	We note your response to prior comment 2. Please be advised that the identification of customers in your prospectus based on their size or renown is inappropriate. Please revise to remove those companies which have been identified because they are the largest and/or most well-known.

Response: In the Company’s Amendment No. 3 to the Form 10, filed on Form 10/A (the “Amendment”), we have revised the above-referenced disclosure in accordance with the above comment, removing one company from the list, and supplementarily inform the staff that the four remaining companies are the top four customers of the Company in terms of sales to date for the 2015 fiscal year.

2.	We note your response to comment 3. Please revise to disclose the $350,000 fee to Dynamac. Also file a complete exhibit, as we note that Appendix A is not attached to Exhibit 10.2.

Response: In the Amendment, we have revised the above-referenced disclosure to include the $350,000 fee to Dynamac. We have attached Appendix A to Exhibit 10.2 to the Amendment.

The Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Necdet F. Ergul

Necdet F. Ergul
Chief Executive Officer